AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 19, 2024

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

ISSUER TENDER OFFER STATEMENT

UNDER SECTION 13(e)(1) OF THE

SECURITIES EXCHANGE ACT OF 1934

NUVEEN PREFERRED SECURITIES & INCOME OPPORTUNITIES FUND

(Name of Subject Company)

NUVEEN PREFERRED SECURITIES & INCOME OPPORTUNITIES FUND

(Name of Filing Person (Issuer))

COMMON SHARES OF BENEFICIAL INTEREST, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

67075A106

(CUSIP Number of Class of Securities)

Mark L. Winget

Vice President and Secretary

Nuveen Investments

333 West Wacker Drive

Chicago, Illinois 60606

800-257-8787

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Deborah Bielicke Eades

Vedder Price P.C.

222 North LaSalle Street

Chicago, Illinois 60601

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

 Check the appropriate boxes below to designate any transactions to which the statement relates:

☐     third-party tender offer subject to Rule 14d-1.

☒     issuer tender offer subject to Rule 13e-4.

☐     going-private transaction subject to Rule 13e-3.

☐     amendment to Schedule 13D under Rule 13d-2.

 Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

 If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐     Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐     Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

EXPLANATORY NOTE

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO initially filed with the Securities and Exchange Commission on July 17, 2024 (the “Schedule TO”) by Nuveen Preferred Securities & Income Opportunities Fund (f/k/a Nuveen Preferred and Income Term Fund) (the “Fund”). Capitalized terms used in this Amendment No. 1 and not otherwise defined have the meanings set forth in the initial Schedule TO.

Filed as Exhibit (a)(5)(ii) to this Amendment No. 1 is the press release issued by the Fund on August 15, 2024 announcing the preliminary results of the Offer, and filed as Exhibit (a)(5)(iii) to this Amendment No. 1 is the press release issued by the Fund on August 19, 2024 announcing the final results of the Offer. The information in the Offer to Purchase and the Letter of Transmittal, previously filed with the Schedule TO as exhibits (a)(1)(i) and (a)(1)(ii), respectively, is incorporated by reference into this Amendment No. 1 in response to Items 1 through 9 and Item 11 of the Schedule TO.

ITEM 10. FINANCIAL STATEMENTS

Not applicable.

ITEM 12(a). EXHIBITS

(a)(1)(i)	Letter to Shareholders from the Chairman of the Board of Trustees of the Fund and Offer to Purchase. [4]

(a)(1)(ii)	Letter of Transmittal. [4]

(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. [4]

(a)(1)(iv)	Letter to Clients and Client Instruction Form.[4]

(a)(1)(v)	Notice of Guaranteed Delivery.[4]

(a)(1)(vi)	Not applicable.

(a)(2)-(4)	Not applicable.

(a)(5)(i)	Press Release dated July 17, 2024.[4]

(a)(5)(ii)	Press Release dated August 15, 2024.

(a)(5)(iii)	Press Release dated August 19, 2024.

(b)	Not applicable.

(d)(1)	Investment Management Agreement with Nuveen Fund Advisors, LLC (fka Nuveen Fund Advisors, Inc.) dated June 5, 2012.[1]

(d)(2)	Form of Investment Sub-Advisory Agreement by and between Nuveen Fund Advisors, Inc. and Nuveen Asset Management, LLC.[1]

(d)(3)	Transfer Agency and Service Agreement with Computershare Inc. and Computershare Trust Company, N.A. dated June 15, 2017, (the “Transfer Agency Agreement”).[2]

(d)(4)	Amended and Restated Master Custodian Agreement with State Street Bank and Trust Company dated July 15, 2015 (the “Custodian Agreement”).[3]

(d)(5)	Appendix A to the Custodian Agreement.[3]

(e)-(h)	Not applicable.

[1]

Previously filed as an exhibit to Pre-Effective Amendment No. 1 to the Fund’s Registration Statement on Form N-2/A (File No. 333-181125) via EDGAR on June 22, 2012 and incorporated herein by reference.

[2]

Previously filed as an exhibit to Pre-Effective Amendment No. 3 to Nuveen Variable Rate Preferred & Income Fund’s Registration Statement on Form N-2/A (File No. 333-256744) via EDGAR on December 14, 2021 and incorporated herein by reference.

[3]

Previously filed as an exhibit to Pre-Effective Amendment No. 2 to Nuveen Variable Rate Preferred & Income Fund’s Registration Statement on Form N-2/A (File No. 333-256744) via EDGAR on November 12, 2021 and incorporated herein by reference.

[4]	Previously filed on Schedule TO-I via EDGAR on July 17, 2024 and incorporated herein by reference.

ITEM 12(b). FILING FEES

Filing Fee Exhibit (previously filed)

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NUVEEN PREFERRED SECURITIES & INCOME OPPORTUNITIES FUND /s/ Mark L. Winget Mark L. Winget Vice President and Secretary

August 19, 2024

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

(a)(5)(ii)	Press Release dated August 15, 2024.

(a)(5)(iii)	Press Release dated August 19, 2024.